News Release

Alexco Reports 16% Increase in Silver Production for Fourth Quarter 2012; Produces Approximately 2.2 Million Oz Silver for the Year

January 17, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports silver production of 595,823 ounces during the fourth quarter of 2012, approximately 16% higher than the previous quarter and its second highest ever quarter of production as the Bellekeno mine completes its second full year of operation in the Keno Hill Silver District in Canada’s Yukon Territory. For the full calendar year 2012, Alexco produced 2,150,959 ounces of silver, generally in line with full year production guidance of 2.2 million ounces. Mill throughput also increased to a record 291 tonnes per day (tpd) average for the fourth quarter, a 9% improvement over the previous quarter which was itself a throughput record.

Fourth Quarter and Full Year 2012 Production Highlights

	Three Months Ended		Full Year Ended
	Dec. 31, 2012	Dec 31, 2011	Dec. 31, 2012	Dec 31, 2011

Ore tonnes mined	22,385	20,832	86,354	71,992
Ore tonnes processed	26,777	22,554	94,810	81,064
Mill throughput (tonnes per day)	291	245	260	222
Grade of ore processed:
Silver (grams per tonne)	760	889	760	834
Lead	9.6%	11.1%	9.6%	10.2%
Zinc	4.4%	6.7%	4.8%	6.0%
Recoveries:
Silver	91%	90%	93%	92%
Lead in lead concentrate	90%	86%	90%	90%
Zinc in zinc concentrate	61%	67%	56%	65%
Concentrate production:
Lead concentrate:
Tonnes produced	3,518	3,223	13,000	11,042
Concentrate grade:
Silver (grams per tonne)	5,104	5,123	4,965	5,280
Lead	66%	67%	63%	67%
Zinc concentrate:
Tonnes produced	1,552	2,305	5,685	6,901
Concentrate grade:
Silver (grams per tonne)	370	683	413	583
Zinc	47%	44%	45%	46%
Production – contained metal:
Silver (ounces)	595,823	608,093	2,150,959	2,020,644
Lead in lead con (pounds)	5,120,451	4,878,780	18,183,755	16,454,334
Zinc in zinc con (pounds)	1,592,672	2,473,561	5,676,284	7,220,514

Mill throughput continued to improve during the fourth quarter to a record 291 tpd with peak throughputs reaching 350 tpd. For the full year 2012, average mill throughput increased 17% over the previous year to 260 tpd. In the fourth quarter, mill throughput was managed to match mine production rates of approximately 250 tpd toward the end of the quarter, as stockpiles and inventory were drawn down in accordance with plan. Mine production rates will continue at this level into the first quarter. Mill availability improved in the fourth quarter to 94% as a result of continued improvement in maintenance scheduling and operator training initiatives. The silver ore grade increased from the third quarter, as anticipated, by approximately 70 grams per tonne as the mine sequenced back into higher grade areas. Continuation of this improvement is anticipated into the first quarter of 2013.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

It is anticipated that silver production in 2013 will be sourced from three mines: Bellekeno, Onek and Lucky Queen. Operations at Bellekeno are expected to continue at generally the same pace as 2012, with guidance for silver production in the range of 1.9 million to 2.1 million ounces of silver, as well as approximately 17 million pounds of lead and 9 million pounds of zinc. Full production guidance for 2013 will be revised upward when regulatory authorizations are received for the Onek and Lucky Queen mines.

The quartz mining license to allow mining at both Onek and Lucky Queen is in the final stages of issuance. With respect to the water license amendment authorizing ore milling, the ‘declaration of adequacy’ has been received and a routine Water Board hearing has been scheduled for later in the current quarter. Development work is progressing at both mines. Approximately 1,200 meters of rehabilitation of the Lucky Queen historical adit is complete and the additional time available due to permitting delays will be used for development of an approximately 200 meter primary incline to access higher grade areas of the Lucky Queen resource. At Onek, surface facilities are in place and the primary decline is progressing well with less than 200 meters remaining to reach the mineralization.

Alexco President and Chief Executive Officer Clynt Nauman said, “I’m very pleased to see nearly record silver production coming from the Bellekeno mine in the fourth quarter, during which we experienced several weeks of intensely cold conditions. It is a testament to our people that they have been able to not only operate but improve performance through this quarter. We have continued to build on our third quarter improvements in mill throughput, and with mill-related mechanical modifications we are confident we can ramp up to the 400 tpd target as feed is added from our newly developed Onek and Lucky Queen mines once appropriate permits are received.”

Nauman added, “In addition to completing our second full year of production, 2012 was without precedent on the exploration front with a 52% increase in our District consolidated silver resources to approximately 57 million ounces, and excellent drilling results from the recently discovered Flame & Moth deposit. We expect to have more good news in 2013 as we recalculate our Flame & Moth and other resources based on exploration results from the latter half of 2012.”

The disclosure in this news release of scientific and technical information regarding Alexco’s mineral properties has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for Fiscal Year 2012

Financial results for the fiscal year ended December 31, 2012 are expected to be released after the close of market trading on Wednesday, March 27, 2013, followed by an audio webcast conference call to review those results at 11 a.m. Eastern (8 a.m. Pacific) on Thursday, March 28, 2013. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through April 4, 2013, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #407376

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.